November 29, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Bantec, Inc. Request for Acceleration of Effectiveness of S-1 (File No. 333-275715) originally filed November 22, 2023

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bantec, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the acceleration, effective as of December 1, 2023, at 12 p.m., or at the earliest practicable date hereafter, of its above captioned Registration Statement, as amended, on Form S-1 (the “Registration Statement”).

The Registrant hereby authorizes Matheau J. W. Stout, Esq. to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statements effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statements effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to our counsel, Matheau J. W. Stout. If you have any questions with respect to this matter, please contact Mr. Stout at (410) 429-7076.

Sincerely,

Bantec, Inc.

/s/ Michael Bannon
Michael Bannon
President